SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                         ELECTROMAGNETIC SCIENCES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    285397105
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                                 (CUSIP Number)

                                                           with a copy to:
David A. Rocker                                           Robert G. Minion, Esq.
Suite 1759                                            Lowenstein, Sandler, Kohl,
45 Rockefeller Plaza                                     Fisher & Boylan, P.A.
New York, New York  10111                                 65 Livingston Avenue
(212) 397-1220                                       Roseland, New Jersey  07068
                                                         (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 27, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 285397105
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1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
    Persons):
                                 David A. Rocker ###-##-####

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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        Not
       (b)                        Applicable

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e):
                                  Not Applicable

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6)  Citizenship or Place of Organization:

                United States

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   Number of               7)    Sole Voting Power:                    440,200*
   Shares Beneficially            ----------------------------------------------
   Owned by                8)    Shared Voting Power:                         0
   Each Reporting                -----------------------------------------------
   Person   With:          9)    Sole Dispositive Power:                440,200*
                                 -----------------------------------------------
                          10)    Shared Dispositive Power:                     0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                440,200*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                  Not Applicable

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13)  Percent of Class Represented by Amount in Row
                (11):             5.81%*

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14)  Type of Reporting Person (See Instructions):           IA, IN

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*  397,000  shares (5.23%) of  Electromagnetic  Sciences,   Inc.  are  owned by
   Rocker Partners, L.P., a New York limited partnership. 43,200 shares (0.57%) of Electromagnetic Sciences, Inc. are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. See Item 5 for further information on the computation of percentages set forth herein.


Item 5.  Interest in Securities of the Issuer.

     Based upon the information contained in Electromagnetic Sciences, Inc.'s quarterly report on Form 10-Q for the quarterly period ended September 30, 1996, there were issued and outstanding 7,578,013 shares of Electromagnetic Sciences, Inc. common stock as of November 13, 1996. As of December 27, 1996, Rocker Partners, L.P. owned 397,000 of such shares, or 5.23% of those outstanding and Compass Holdings, Ltd. owned 43,200 of such shares, or 0.57% of those outstanding. David Rocker possesses sole power to vote and direct the disposition of all shares of Electromagnetic Sciences, Inc. common stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Electromagnetic Sciences, Inc. common stock during the past 60 days:
A. Rocker Partners, L.P.

     Date                           Quantity                      Price

                                   (Purchases)

October 31, 1996                     10,000                        $17.64
October 31, 1996                      5,000                        $17.75
November 1, 1996                      2,500                        $17.75
November 4, 1996                      2,500                        $17.12
November 5, 1996                      2,500                        $17.18
November 5, 1996                      3,000                        $17.18
November 5, 1996                      1,000                        $17.21
November 6, 1996                      4,000                        $17.12
November 6, 1996                      3,000                        $17.16
November 6, 1996                      3,000                        $17.18
November 7, 1996                      5,000                        $17.06
November 11, 1996                     2,500                        $17.06
November 11, 1996                     7,800                        $16.56
November 12 1996                      2,000                        $17.31
November 18, 1996                     5,000                        $18.00
November 14, 1996                     2,000                        $17.62
November 19, 1996                     7,000                        $17.90
November 20, 1996                     6,600                        $18.06
November 21, 1996                     2,200                        $19.18
November 25, 1996                     2,500                        $20.43
November 25, 1996                     2,200                        $20.46
November 25, 1996                     2,600                        $20.51
November 26, 1996                     2,400                        $20.33
November 26, 1996                     5,000                        $20.37
November 29, 1996                     1,000                        $20.62
November 29, 1996                     2,500                        $20.75
December 2, 1996                      4,000                        $21.25
December 3, 1996                      1,500                        $21.41
December 3, 1996                      4,000                        $21.50
December 6, 1996                      1,000                        $20.12
December 9, 1996                      3,000                        $20.50
December 9, 1996                      3,000                        $21.22
December 9, 1996                      1,500                        $21.50
December 10, 1996                     2,000                        $21.06
December 11, 1996                     5,000                        $20.25
December 12, 1996                     1,500                        $20.02
December 17, 1996                     5,100                        $18.80
December 18, 1996                     5,000                        $18.75
December 23, 1996                    10,000                        $18.31




                                     (Sales)

October 31, 1996                      5,000                        $17.76
November 1, 1996                     10,300                        $17.50
November 20, 1996                    17,500                       $118.62
November 21, 1996                    26,000                        $19.25
December 10, 1996                    15,000                        $21.42
December 10, 1996                     9,000                        $21.30
December 11, 1996                     2,000                        $20.25
December 13, 1996                     8,000                        $20.43
December 13, 1996                     3,000                        $20.31
December 27, 1996                   236,794                        $18.25


                            B. Compass Holdings, Ltd.

     Date                           Quantity                      Price

                                   (Purchases)

October 31, 1996                      2,000                        $17.64
November 5, 1996                      1,200                        $17.21
November 6, 1996                        900                        $17.15
November 6, 1996                      2,000                        $17.18
November 19, 1996                     1,500                        $17.90
November 20, 1996                     2,500                        $17.68
November 21, 1996                       300                        $19.54
November 22, 1996                    10,000                        $19.50
November 22, 1996                       100                        $21.12
December 2, 1996                      1,400                        $21.00
December 9, 1996                      2,000                        $20.50
December 11, 1996                       100                        $20.25
December 13, 1996                       600                        $20.27
December 23, 1996                     1,000                        $18.31
December 23, 1996                       100                        $18.62
December 24, 1996                       100                        $18.12


                                     (Sales)

November 13, 1996                       150                        $17.87
November 20, 1996                     2,000                        $18.50
November 20, 1996                     2,000                        $18.50
November 21, 1996                     2,200                        $19.25
November 22, 1996                    13,000                        $20.38
November 25, 1996                     1,000                        $20.62
December 2, 1996                      2,000                        $21.25
December 4, 1996                      3,500                        $21.62
December 10, 1996                     1,300                        $21.30
December 10, 1996                     1,500                        $21.40
December 27, 1996                    12,256                        $18.25

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 Dated:  December 30, 1996


                                                 /s/ David A. Rocker
                                                 -----------------------------
                                                 David A. Rocker, individually,
                                                 as  managing partner of Rocker
                                                 Partners,  L.P.,  and  as
                                                 president  of Rocker  Offshore
                                                 Management Company, Inc., the
                                                 investment adviser to Compass
                                                 Holdings, Ltd.




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).